Exhibit 99.1

Silynxcom Receives $1.1 Million Order from Israel Defense Forces

Significant New Order Further Strengthens Silynxcom’s Position as a Trusted Supplier of Advanced Tactical Communication Solutions

Netanya, Israel, April 10, 2025 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced it has received a new purchase order valued at approximately $1.13 million from the Israel Defense Forces (“IDF”).

The Company believes that this significant new order underscores the IDF’s continued confidence in Silynxcom’s advanced tactical communication solutions and further solidifies the Company’s position as a trusted supplier to one of the world’s most technologically advanced military forces.

“We are pleased to announce this substantial new order from the IDF, which highlights the critical role our tactical communication systems play in enhancing operational capabilities for military personnel,” said Nir Klein, Chief Executive Officer of Silynxcom. “Our ongoing relationship with the IDF continues to validate the effectiveness and reliability of our products in the most demanding environments. We believe that this order reinforces our strong position in the global defense market as we continue to deliver innovative communication solutions that meet the evolving needs of modern military forces.”

Silynxcom’s ruggedized tactical communication headset devices provide superior audio clarity, enhanced situational awareness, and exceptional hearing protection while maintaining clear communication in high-noise environments. The Company’s products have been field-tested and combat-proven, designed to perform reliably under the most challenging operational conditions.

This order follows several significant contracts announced by the Company in recent months, further demonstrating the growing demand for Silynxcom’s advanced tactical communication solutions across military and law enforcement organizations worldwide.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

For additional informaiton about the company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: the belief that the order underscores the IDF’s continued confidence in the Company’s advanced tactical communication solutions and solidifies the Company’s position as a trusted supplier to the IDF, that this order highlights the critical role the Company’s tactical communication systems play in enhancing operational capabilities for military personnel, the belief that the Company’s relationship with the IDF continues to validate the effectiveness and reliability of its products in the most demanding environments, the belief that this order reinforces its strong position in the global defense market, the belief in the effectiveness of the Company’s products, and the belief that recent orders demonstrate growing demand for the Company’s advanced tactical communication solutions across military and law enforcement organizations worldwide. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact
Michal Efraty
ir@silynxcom.com